

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

David Hering
Chief Executive Officer
Invivyd, Inc.
1601 Trapelo Road, Suite 178
Waltham, MA 02451

      **Re: Invivyd, Inc.**
          **Registration Statement on Form S-3**
          **Filed September 28, 2022**
          **File No. 333-267643**

Dear Ms. Hering:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc:    Stephen M. Nicolai, Esq.